UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Danka Business Systems PLC
(Name of Issuer)

Ordinary Shares, 1.25 Pence Par Value
(Title of Class of Securities)

236277109
(CUSIP Number)

595 Madison Avenue, 17th Floor
New York, NY  10022
212-332-3342
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 236277109

1.   Name of Reporting Persons:   DCML LLC

2.   Check the Appropriate Box If a Member of a Group
N/A
3.   SEC Use Only

4.   Source of Funds:   WC

5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.   Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	22,000,000*

8. Shared Voting Power	0

9. Sole Dispositive Power	22,000,000*

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	22,000,000*

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	8.48%

14. Type of Reporting Person	OO
* Includes four (4) Ordinary Shares represented by each American Depositary Share.

Item 1.  Security and Issuer

Title: Ordinary Shares, 1.25 Pence Par Value][American Depositary Shares]
Issuer:	Danka Business Systems PLC (the “Issuer”)
Address:	11101 Roosevelt Blvd.	Masters House
	St. Petersburg, FL 33716	107 Hammersmith Road
London, W14 0QH, United Kingdom

Item 2.  Identity and Background

(a)           The name of the reporting person filing this Schedule 13D is DCML LLC.

(b)           DCML LLC’s address is: 595 Madison Avenue, 17th Floor, New York, NY  10022.

(c)           DCML LLC is a limited liability company formed on June 5, 2008 by Robert Andrade and Rostislav Raykov to jointly hold and vote their shares of Ordinary Shares of the Issuer.  Mr. Andrade and Mr. Raykov principal occupation is investment management.

(d)           During the last five years neither Mr. Andrade nor Mr. Raykov has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither Mr. Andrade nor Mr. Raykov was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           DCML LLC is organized under the laws of the State of Delaware, United States.  Both Mr. Andrade and Mr. Raykov are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost of Ordinary Shares held by DCML LLC is $544,212.

Item 4. Purpose of Transaction

On October 15, 2008, DCML LLC sent a letter to the Issuer’s Board of Directors indicating its intent to vote against all resolutions proposed at the upcoming AGM and requesting existing directors up for re-election to relinquish their seats.  A copy of this letter is attached hereto as Exhibit A.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

Depending upon market conditions and other factors that it may deem material, DCML LLC may purchase additional Ordinary Shares and/or related securities or may dispose of all or a portion of the Ordinary Shares or related securities that it now beneficially owns or may hereafter.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, DCML LLC beneficially owns 22,000,000 Ordinary Shares of the Issuer, or approximately 8.5%, of the outstanding Ordinary Shares.

(b)	DCML LLC has sole voting and dispositive power with respect to the 22,000,000 Ordinary Shares.

(c)
The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Exhibit B attached hereto.  No other transactions with respect to the Ordinary Shares that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.  Materials to Be Filed as Exhibits

Exhibit A – Letter to the Issuer dated October 15, 2008.
Exhibit B – Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2008	By: /s/ Robert Andrade Robert Andrade

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit A

DCML Sends Letter to Danka Business Systems Board of Directors

New York, October 15 -- The following is a letter from DCML LLC to the Board of Directors of Danka Business Systems PLC (OTC BB: DANKY) asking existing Board members for re-election to relinquish their seats to DCML’s nominated directors. DCML beneficially owns in excess of 8% of DANKY’s common stock.

The full text of the letter follows:

Dear Members of the Board of Directors:

During the last 4 months we have received an unsolicited outpouring of calls from disgruntled Danka shareholders whose holdings exceed, in total, 30 million shares.  The message we have received is that not one of them is happy with the manner in which the Board has favored Cypress and rewarded the management team, all to the detriment of your majority shareholders (including employees).

As you are well aware, on June 20th 2008 DCML’s London counsel submitted to Danka an alternative slate of directors to be included in the upcoming AGM.  Unfortunately, as reflected in the final proxy, you have chosen to ignore our nominees.  We are presented, instead, with a slate of existing Board members for re-election – individuals who own less than 200,000 shares of stock and have displayed little interest in maximizing value for all stakeholders.

To date, the Board (which draws $480,000 in total annual compensation) has neither taken action to generate value by investing any portion of the company’s $85m cash balance, nor has it attempted to reasonably and equitably distribute the company’s cash to shareholders.  It has chosen only to re-submit its previous distribution proposal, which shareholders voted down months ago.

Presumably, the Board and Cypress believe that the decline in the financial markets will materially affect renewed consideration of its original offer.  But the current economic environment only serves to highlight the value of cash and the returns that such cash can generate in distressed markets.  Ultimately, there is only one issue here – what constitutes an equitable distribution to all shareholders?  Events in recent weeks have not changed what is right and fair, nor have they changed the duties owed by the Board to its common shareholders.

As a result, DCML, which holds over 5.5 million shares in company stock, asks all nominees for Board re-election to relinquish their seats. DCML’s nominated directors will, if appointed, work for free ($0) and, in exercising their duties, will represent an ownership stake that is 85x greater than that owned by the current slate of nominated directors.  DCML’s proposed slate has the investment expertise necessary to maximize -- for ALL Danka stakeholders -- the value of the company’s $85 million in cash and billions of dollars in NOLs.

As it currently stands, DCML will vote against all resolutions proposed at the AGM.

Sincerely,

/s/ Robert Andrade	/s/ Rosty Raykov

Robert Andrade	Rosty Raykov

Exhibit B

Transactions by DCML LLC in the American Depositary Shares (“ADSs). Each ADS represents four ordinary shares.

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

September 19, 2008	50,200	$0.075
September 19, 2008	50,000	$0.08
September 22, 2008	50,000	$0.08
September 22, 2008	3,000	$0.08
September 23, 2008	25,000	$0.08
September 24, 2008	20,000	$0.08
September 25, 2008	50,000	$0.08
October 6, 2008	10,000	$0.07
October 6, 2008	10,000	$0.0625
October 6, 2008	10,000	$0.065
October 6, 2008	5,000	$0.07
October 7, 2008	30,000	$0.07
October 7, 2008	5,000	$0.07
October 7, 2008	5,000	$0.07
October 14, 2008	2,499	$0.065